DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com

Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

December 16, 2024

VIA EDGAR

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	83 Investment Group Income Fund, File Nos 333-281984 and 811-24001

Ladies and Gentlemen:

On behalf of 83 Investment Group Income Fund (the “Trust”), we hereby electronically file, pre-effective amendment 3 to its Registration Statement on Form N-2 (the “Amendment”). The Amendment is being filed for the purpose of responding to comments from the staff on pre-effective amendment 2 to its Registration Statement on Form N-2 filed on December 11, 2024 and other minor and conforming changes. The Trust will be requesting that the Commission accelerate the effective date of the Amendment to December 19, 2024, or the earliest practicable date thereafter.

If you have any questions concerning this filing, please contact Tanya Boyle at 404-736-7863.

Sincerely,

/s/ DLA Piper LLP

DLA Piper LLP